STATEMENT OF INVESTMENTS
The Dreyfus Fund Incorporated
March 31, 2006 (Unaudited)

Common Stocks--99.9%	Shares	Value ($)
Basic Industries--1.8%		
Air Products & Chemicals	100,000	6,719,000
E I Du Pont de Nemours & Co.	225,000	9,497,250
Galen Partners II, LP	1.142 d	769,196
SK Equity Fund, LP	1.788 d	8,852,879
		25,838,325
Capital Goods--10.4%		
Caterpillar	122,000	8,760,820
Corning	426,400 a	11,474,424
Eaton	163,900	11,959,783
Emerson Electric	226,930	18,978,156
General Electric	1,570,000	54,604,600
H & R Block	267,000	5,780,550
Johnson Controls	124,100	9,422,913
Tyco International	427,100	11,480,448
United Technologies	260,500	15,101,185
		147,562,879
Consumer Non-Durables--9.4%		
Altria Group	446,400	31,631,904
Cadbury Schweppes, ADR	374,000	14,960,000
Colgate-Palmolive	322,900	18,437,590
Dean Foods	371,510 a	14,425,733
PepsiCo	399,600	23,092,884
Procter & Gamble	544,425	31,369,768
		133,917,879
Consumer Services--11.6%		
Accenture, Cl. A	241,880	7,273,332
Cendant	811,000	14,070,850
CVS	266,000	7,945,420
Federated Department Stores	148,800	10,862,400
Hilton Hotels	640,500	16,307,130
Home Depot	462,000	19,542,600
McDonald's	618,000	21,234,480
News, Cl. A	637,000	10,580,570
Staples	312,100	7,964,792
Target	322,930	16,795,589
Viacom, Cl. B	437,950 a	16,992,460
Walt Disney	574,700	16,028,383
		165,598,006
Energy--12.8%		
Barrick Gold	321,000	8,744,040
BHP Billiton, ADR	193,600 b	7,714,960
Chevron	207,000	11,999,790
Diamond Offshore Drilling	174,000 b	15,573,000
ENI, ADR	280,000 b	15,954,400
Exxon Mobil	654,500	39,832,870
GlobalSantaFe	314,000	19,075,500
Occidental Petroleum	159,000	14,731,350
Petroleo Brasileiro, ADR	160,000	13,867,200
Pride International	285,000 a	8,886,300
Rio Tinto, ADR	65,000	13,455,000
XTO Energy	273,100	11,898,967
		181,733,377
Financial Services--23.0%		
American International Group	420,000	27,757,800
AmeriCredit	171,100 a	5,257,903
Bank of America	866,802	39,474,163
Bank of New York	661,900	23,854,876
Capital One Financial	214,100	17,239,332
CapitalSource	473,660	11,784,661
CIT Group	93,400	4,998,768
Citigroup	608,000	28,721,920
Countrywide Financial	450,000	16,515,000
Fidelity National Financial	95,900	3,407,327
Fidelity National Title Group, Cl. A	184,582	4,202,932
Freddie Mac	313,100	19,099,100
Goldman Sachs Group	49,400	7,753,824
JPMorgan Chase & Co.	636,800	26,516,352
Lehman Brothers Holdings	44,600	6,446,038
Merrill Lynch & Co.	337,200	26,557,872
St. Paul Travelers Cos.	159,900	6,682,221
UnumProvident	497,100 b	10,180,608
Wachovia	458,100	25,676,505
Wells Fargo & Co.	220,700	14,096,109
		326,223,311
Health Care--10.9%		
Abbott Laboratories	318,000	13,505,460
AmerisourceBergen	160,810	7,762,299
Amgen	191,400 a,b	13,924,350
Fisher Scientific International	166,600 a	11,337,130
Johnson & Johnson	296,100	17,535,042
Medtronic	359,700	18,254,775
Novartis, ADR	275,100	15,251,544
Pfizer	824,400	20,544,048
WellPoint	211,300 a	16,360,959
Wyeth	225,300	10,931,556
Zimmer Holdings	153,100 a	10,349,560
		155,756,723
Technology--13.3%		
Advanced Micro Devices	197,400 a	6,545,784
Apple Computer	111,600 a	6,999,552
Broadcom, Cl. A	195,200 a	8,424,832
Cisco Systems	1,134,003 a	24,573,845
Citrix Systems	227,000 a	8,603,300
Hewlett-Packard	622,700	20,486,830
Intel	583,000	11,281,050
International Business Machines	342,000	28,204,740
Microchip Technology	224,000	8,131,200
Microsoft	1,494,300	40,659,903
Motorola	316,800	7,257,888
Qualcomm	359,900	18,214,539
		189,383,463
Transportation--1.5%		
Norfolk Southern	382,100	**20,660,147**
Utilities--5.2%		
Consolidated Edison	170,000	7,395,000
Dominion Resources/VA	116,000	8,007,480
FPL Group	222,000	8,911,080
Kinder Morgan	94,000	8,647,060
Sempra Energy	210,000	9,756,600
Southern	250,000	8,192,500
Sprint Nextel	315,500	8,152,520
Verizon Communications	447,000	15,224,820
		74,287,060
Total Common Stocks		
(cost $1,126,512,092)		**1,420,961,170**

Other Investment--.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $7,147,000)	7,147,000 c	7,147,000

Investment of Cash Collateral for		
Securities Loaned--.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $1,402,878)	1,402,878 c	1,402,878

Total Investments (cost $1,135,061,970)	**100.5%**	**1,429,511,048**
Liabilities, Less Cash and Receivables	**(.5%)**	**(6,475,682)**
Net Assets	**100.0%**	**1,423,035,366**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At March 31, 2006, the total market value of the fund's securities on loan
    is $1,343,406 and the total market value of the collateral held by the fund is $1,402,878.

c   Investment in affiliated money market mutual fund.

d   Security restricted as to public resale. Investments is restricted securities, with a value of $9,622,075 or .68% of net
    assets, are as follows:

Issuer	Acquisition Date	Purchase Price ($)[†]	Net Assets (%)	Valuation ($)[††]
Galen Partners II, LP (Units)	5/6/94-1/3/97	673,552	.06	673,552 per unit
SK Equity Fund, LP (Units)	3/8/95-9/18/96	1,155,218	.62	4,951,275 per unit

† Average cost per unit.
†† The valuation of these securities has been determined in good faith under
  the direction of the Board of Directors.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.